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Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kerr-McGee Corporation:

        We consent to the use of our report dated February 13, 2004, with respect to the consolidated balance sheets of Westport Resources Corporation and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, incorporated herein by reference. Our report refers to a change in the method of accounting for asset retirement obligations in 2003, and a change in the method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP

Denver, Colorado
June 25, 2004

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Consent of Independent Registered Public Accounting Firm